

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2019

Kerry Shiba
Chief Financial Officer
Wesco Aircraft Holdings, Inc
24911 Avenue Stanford
Valencia, CA. 91355

> **Re: Wesco Aircraft Holdings, Inc**
> **Form 10-K for the year ended September 30, 2018**
> **Filed on November 16, 2018**
> **File No. 001-35253**

Dear Mr. Shiba:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Manufacturing and
                              Construction